[LETTERHEAD OF GUSRAE, KAPLAN & BRUNO, PLLC]

December 10, 2004

VIA TELECOPY — 202-942-9516

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	International Shipping Enterprises, Inc.
Registration Statement on Form S-1 (File No. 3333-119719)

Dear Mr. Reynolds:

                On behalf of our client, International Shipping Enterprises, Inc. (the “Company”), set forth below is our response to your letter of comment dated December 10, 2004 (the “Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).  The comment from the Letter is repeated below for your convenience.

                On behalf of the Company, the following is our response to the Staff’s comment:

General

1.                                      We note your response to comment one.  The company states in the Use of Proceeds section that “[a]ny amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business or to effect other acquisitions.” Please reconcile this statement with the disclosure in the MD&A section that states “[to] the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust fund as well as any other net proceeds not expended, will be used to finance the operations of the target business.”  It would appear that to the extent that the company uses stock/cash or a combination of the two, any net proceeds would be used to finance the operations of the target business.  Please revise the registration statement accordingly.

RESPONSE:

                The Company has agreed to remove the language: “or to effect other acquisitions, as determined by our board of directors at that time,” in the paragraph immediately following footnote (1) to the Use of Proceeds table on page 18 of the registration statement and to end the last sentence after the word “business.”  After such revision, the last sentence of that paragraph will read as follows:

                “Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business.”

                It is the Company’s intention to make the above-described change to its Registration Statement in its Final Prospectus, to be filed with the Commission in accordance with Rule 424, after the effective date of the Registration Statement.  Mr. William Underhill has confirmed to us by telephone earlier today that this would be an acceptable method for revising the Registration Statement.

We believe the above response fully addresses the Commission’s only remaining comment.  We therefore request your kindest courtesies of an expedited response to this letter and to permit the Company’s Registration Statement to become effective as soon as possible.  It is the intention of the Company and Sunrise Securities Corp., which is acting as the representative of the underwriters of the offering, to request acceleration immediately after your final approval.  If there is anything that we can do to assist you, please contact the undersigned at (212) 269-1400.

Very truly yours,

/s/ Scott M. Miller
Scott M. Miller

Enclosures

cc:	William Underhill
Craig Slivka
David Alan Miller, Esq.
Jeffrey M. Gallant, Esq.
Glen T. Oxton, Esq.
Katerina Shaw, Esq.